UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: October 5, 2020	By:	/s/ Wai Hang Wan
Name: Wai Hang Wan
Title: Chief Financial Officer

CONTENTS

Explanatory Note

Purchase Agreement and Private Placement

On October 5, 2020, the Company entered into a Securities Purchase Agreement (each, a “Purchase Agreement”) with each of Greater Sail Ltd., a wholly owned subsidiary of Kaisa Group Holdings Ltd. (“Greater Sail”) and West Ridge Investment Company Limited, an affiliate of a large-scale integrated financial group based in Hong Kong (“West Ridge”), pursuant to which the Company, in a private placement, issued and sold to Greater Sail and West Ridge 16,051,219 and 2,603,366 common shares of the Company, respectively, par value $0.01 per share (the “Shares”), at a price of  $ 9.15 per Share (the “Private Placement”). The Private Placement yielded net proceeds of approximately $170 million.

The Company expects the net proceeds of the Private Placement will be used for paying down debt that is at risk for cancellation or early repayment demands, and increase its financial flexibility.

Pursuant to the Purchase Agreement with Greater Sail, (i) until the Voting Sunset Date (as defined in the Purchase Agreement with Greater Sail), Greater Sail agrees to vote, or cause to be voted, all Shares beneficially owned by Greater Sail and its affiliates, which were newly acquired in the Private Placement, either (at the sole discretion of Greater Sail) (a) affirmatively in favor of the election of each director designee nominated by the Board to serve as a Director or (b) in the same proportion that the Common Shares not beneficially owned by Greater Sail are voted for or against, or abstains with respect to each director designee nominated by the Board to serve as a Director and (ii) until the Sunset Date (as defined in such Purchase Agreement), Greater Sail agrees to transfer restrictions with respect to its shares and a standstill provision, which, among other things and subject to certain right Greater Sail has, bars Greater Sail and its affiliates from acquiring in excess of 1.1% of the Shares, making announcements regarding extraordinary transactions, or otherwise taking actions to cause a change of control of the Company to occur.

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement, dated October 5, 2020, with Greater Sail and West Ridge (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, and subject to the applicable provisions of that agreement (capitalized terms used in this paragraph and not otherwise defined herein have the meanings defined in the Registration Rights Agreement), the holders of the Shares have the following rights:

• Demand registration rights. Each holder possessing collectively at least twenty percent of the outstanding registrable securities has the right to request the Company to effect a registration for their shares. The Company is not obligated to effect more than four demand registrations that have been declared and ordered effective.

• Piggyback registration rights. If the Company proposes to file a registration statement for a public offering of its securities, it must afford each holder an opportunity to participate in that offering. The Company has the right to terminate or withdraw any registration initiated by it under the piggyback registration rights prior to the effectiveness of such registration.

• Form F-3 registration rights. If the Company qualifies for registration on Form F-3, each holder possessing collectively at least ten percent of the outstanding registrable securities may request it to file a registration statement on Form F-3.

The Registration Rights Agreement shall become effective immediately at the Effective Date, and shall automatically terminate eight years after the Effective Date, unless earlier terminated with the written consent of the Company and shareholders who hold a majority of the outstanding registrable securities.

The foregoing descriptions of the terms of the Purchase Agreement with Greater Sail and the Registration Rights Agreement (collectively, and together with any other documents contemplated thereby or necessary or appropriate in connection therewith, the “Transaction Documents”) are qualified in their entirety by reference to the full texts of such agreements, which are filed as Exhibits 99.2 and 99.3 to this Current Report on Form 6-K and incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement with Greater Sail and the Registration Rights Agreement were made solely for the benefit of the parties to the Purchase Agreement with Greater Sail and Registration Rights Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement with Greater Sail and the Registration Rights Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement with Greater Sail and the Registration Rights Agreement and not to provide investors with any other factual information regarding the Company or its business, and they should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

In connection with the Private Placement, the Company issued a press release. A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 6-K, the contents of which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Securities Purchase Agreement with Greater Sail
99.3	Registration Rights Agreement with Greater Sail and West Ridge